SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November 2006
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2006 3Q Business Report
On November 14, 2006, Shinhan Financial Group (“SFG”) filed the 2006 3Q business report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Accountant
4. Directors, Executive Officers and Employees
5. Activities of Board of Directors and Sub-committees
6. Market Price Information of Our Common Shares and ADRs
7. Related Party Transactions
Exhibit 99 Independent Accountant's Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2006

1. Introduction of the Group
Company History in 2006 3Q
▪	August 16, 2006

Shinhan Financial Group is selected as preferred bidder for LG Card acquisition
Principal Subsidiaries under Korean Law as of September 30, 2006
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank 1)	100.0%
Good Morning Shinhan Securities	100.0%
Shinhan Life Insurance	100.0%
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank	62.4%
SH&C Life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	As of April 1, 2006, Chohung Bank merged with Shinhan Bank, and the name of the integrated bank is ‘Shinhan Bank.’

Indirect subsidiaries held through direct subsidiaries

		(As of September 30, 2006)

		Ownership by the
Direct Subsidiaries	Indirect Subsidiaries	Parent
Shinhan Bank	Shinhan Data System	100.0%
	Shinhan Finance Ltd.(Hong Kong) 1)	100.0%
	SH Asset Management Co. Ltd 2)	79.8%
	Shinhan Asia Limited 2)	100.0%
	Shinhan Bank America 2)	100.0%
	Shinhan Bank Europe Gmbh 2)	100.0%
	Shinhan Vina Bank 2)	50.0%
	CHB Valuemeet 2001 year 1st Securitization	50.0%
	CHB Valuemeet 2001 year 2nd Securitization	50.0%
	CHB Valuemeet 2002 year 1st Securitization	50.0%

Good Morning	Good Morning Shinhan Securities Europe	100.0%
Shinhan Securities	Good Morning Shinhan Securities USA	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.0	% 3)

1)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently taking place and is expected to be finalized by the first half of 2007.

2)	Names of subsidiaries previously owned by Chohung Bank were changed accordingly after the integration with Shinhan Bank.

3)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
Number of Shares by type
The table below shows the number of issued and outstanding shares of the Group as of September 30, 2006

Types of Shares	Number of Shares
Common Shares	381,567,614
Redeemable Preferred Shares	39,767,169

Total	421,334,783

Employee Stock Ownership Plan (ESOP)
(1) Contribution to ESOA (Employee Stock Ownership Association)

		Contribution
Contribution		Amount
from	Contribution Date	(KRW)	Contributor		Use of money
	Feb. 28, 2006	542,407,000	Shinhan Card		Stock Purchase
	March 3, 2006	802,088,300	Shinhan Capital		Stock Purchase
Company	March 6, 2006	10,641,000,000	Shinhan Bank		Stock Purchase
	March 14, 2006	212,552,860	SFG		Stock Purchase
	April 26, 2006	43,240,950	Shinhan Bank		Operating Expenses
	Aug. 9 ~ Sept.4, 2006	19,297,881,928	Shinhan Bank		Stock Purchase
Sub-total		31,539,171,038		—
Employees	—	—		—
Sub-total		—		—

Total		31,539,171,038		—

(2) Changes in ESOA Share Ownership
(Unit: shares)

		Beginning
		Balance			Ending Balance
	Share Type	(Jan. 1, 2006)	Increase	Decrease	(Sept. 30, 2006)
Association Accounts	Common Shares	1,942,413	—	361	1,942,052
Employee Accounts	Common Shares	843,270	1,152,125	26,704	1,968,691

Total	Common Shares	2,785,683	1,152,125	27,065	3,910,743

*	The decrease is due to retirement of employees and withdrawal at maturity.

*	The increase is due to contributions by Shinhan Financial Group, Shinhan Bank, Shinhan Card, and Shinhan Capital
(3) ESOA Share Ownership per each company
(As of September 30, 2006, Unit: shares)

Company	Association Accounts	Employee Accounts	Total Balance
Shinhan Financial Group	36,672	13,492	50,164
Shinhan Bank	1,886,973	1,874,982	3,761,955
Shinhan Capital	18,407	21,576	39,983
Shinhan Card	—	23,649	23,649
Shinhan Life Insurance	—	31,002	31,002
SH&C Life Insurance	—	556	556
Shinhan Credit Information	—	576	576
Shinhan Data System	—	2,858	2,858

Total	1,942,052	1,968,691	3,910,743

2. Business Results
Operational Results
(in millions of Korean Won)

	2006 3Q	2005	2004
	(Jan. 1~Sept. 30)	(Jan. 1~Dec. 31)	(Jan. 1~Dec. 31)
Operating Revenue	1,695,106	1,886,806	1,224,147
Gain using equity method of accounting	1,632,956	1,789,621	1,108,952
Interest income	61,161	95,812	114,264
Other income	989	1,373	931
Operating Expense	124,564	154,873	147,638
Loss using equity method of accounting	46	1,047	212
Operating Income	1,570,542	1,731,933	1,076,509
Source and Use of Funds
Source of Funds
(in millions of Korean Won)

	2006 3Q		2005		2004
	(Jan. 1~Sept. 30)		(Jan. 1~Dec. 31)		(Jan. 1~Dec. 31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	10,129,914	76.97	8,463,137	77.36	6,770,562	74.00
Capital Stock	2,170,758	16.50	2,100,646	19.20	2,012,812	22.00
Capital Surplus	4,360,105	33.13	3,846,957	35.16	3,485,465	38.10
Retained Earnings	2,876,952	21.86	2,158,881	19.73	1,130,293	12.35
Capital Adjustment	722,099	5.49	356,653	3.26	141,992	1.55
Borrowings	3,030,096	23.03	2,477,425	22.64	2,378,244	26.00
Debentures	2,339,857	17.78	2,090,759	19.11	2,017,816	22.06
Other liabilities	690,239	5.24	386,666	3.53	360,428	3.94

Total	13,160,010	100.00	10,940,562	100.00	9,148,806	100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.

Use of Funds
(in millions of Korean Won)

	2006 3Q		2005		2004
	(Jan. 1~Sept. 30)		(Jan. 1~Dec. 31)		(Jan. 1~Dec. 31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	11,363,844	86.35	9,060,179	82.81	7,100,773	77.61
Shinhan Bank (pre-merger)	2,214,350	16.83	4,198,207	38.37	3,709,669	40.55
Shinhan Bank 2)	6,601,425	50.16	3,393,190	31.01	2,411,868	26.36
Good Morning Shinhan Securities	934,040	7.10	867,403	7.93	610,171	6.67
Shinhan Life Insurance	762,448	5.79	147,558	1.35	—	—
Shinhan Card	559,340	4.25	197,754	1.81	162,378	1.77
Shinhan Capital	165,885	1.26	139,108	1.27	112,775	1.23
Shinhan BNP Paribas ITMC	23,993	0.18	23,139	0.21	22,435	0.25
E-Shinhan	—	0.00	2,197	0.02	2,617	0.03
Shinhan Macquarie FA	1,412	0.01	1,641	0.01	1,159	0.01
Jeju Bank	66,182	0.50	57,606	0.53	49,418	0.54
Shinhan Credit Information	8,909	0.07	8,198	0.07	4,628	0.05
SH&C Life Insurance	17,250	0.13	14,879	0.14	13,655	0.15
Shinhan Private Equity	8,610	0.07	9,300	0.09	1,958	0.02
Investment on Bonds	—	—	—	—	—	—
Loans	1,329,755	10.10	1,667,537	15.24	1,953,788	21.36
Fixed Assets	1,005	0.01	1,296	0.01	1,508	0.02
Intangible Assets	1,006	0.01	1,030	0.01	477	0.01
Cash Deposit in bank	410,611	3.12	177,313	1.62	55,370	0.61
Other Assets	53,789	0.41	33,207	0.31	36,893	0.40

Total	13,160,010	100.00	10,940,562	100.00	9,148,809	100.00

1)	The Average Balance was calculated by averaging the ending balances of each quarter.

2)	Shinhan Bank and Chohung Bank were integrated as of April 1, 2006, under the name of “Shinhan Bank,” Chohung Bank being the legally surviving entity.
Other Financial Information
Requisite Capital Ratio
(in millions of Korean Won)

	2006 3Q (E)	2005	2004
Aggregate Amount of Equity Capital (A)	13,063,775	11,434,001	9,867,854
Requisite Capital (B)	9,853,839	8,609,121	7,625,261
Requisite Capital Ratio (A/B) 1)	132.58%	132.81%	129.41%

1)	Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.

Won Liquidity Ratio
(in millions of Korean Won)

	2006 3Q	2005	2004
Won Assets due within 3 months (A)	394,327	341,547	221,335
Won Liabilities due within 3 months (B)	378,996	332,746	212,081
Won Liquidity Ratio (A/B) 1)	104.05%	102.65%	104.36%

1)	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.
Liabilities to Equity Ratio
(in millions of Korean Won)

	2006 3Q	2005	2004
Liabilities (A)	3,061,396	2,325,114	2,325,043
Equity (B)	10,897,232	10,137,017	7,747,609
Liabilities to Equity Ratio (A/B)	28.09%	22.94%	30.01%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
     (1) Total Capital Adequacy Ratio (%) *

	2006 3Q	2005	2004
Shinhan Bank **	11.64	10.94	9.40
Jeju Bank	11.70	11.71	10.91

*	The Total Capital Adequacy Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

**	As the integrated Shinhan Bank was launched on April 1, 2006, 2006 3Q figures are of the integrated Shinhan Bank whereas the 2004 and 2005 figures are of the pre-merger Chohung Bank, the legally surviving entity.
     (2) Net Capital Ratio (%) *

	Sept. 30, 2006	Mar. 31 2006	Mar. 31 2005
Good Morning Shinhan Securities	483.00	558.60	629.22

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Service for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.

     (3) Solvency Margin Ratio (%)

	Sept. 30, 2006	Mar. 31 2006	Mar. 31 2005

Shinhan Life Insurance *	235.9	230.8	204.9

*	Shinhan Life Insurance joined Shinhan Financial Group as the Group’s subsidiary as of December 13, 2005
(4) Adjusted Equity Capital Ratio (%) *

	Sept. 30, 2006	2005	2004

Shinhan Card	16.68	17.68	16.48

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.
(5) Non Performing Loans
(in millions of Korean Won)

			Dec. 31, 2005		Dec. 31, 2004
			(March 31, 2006 for GMS		(March 31, 2005 for GMS
	Sept. 30, 2006		Securities)		Securities)
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)

Shinhan Bank 1)	931,810	0.82	531,349	1.15	814,127	1.89
Jeju Bank 1)	10,373	0.61	16,287	1.15	30,261	2.33
GMS Securities 2)	28,417	5.14	26,943	5.71	30,745	11.75
Shinhan Card 3)	169,635	5.28	33,420	2.71	37,502	4.46

1)	Non-performing loans of banks are defined as loans that are past due more than 90 days or those that are placed on non-accrual status according to the guidelines of the Financial Supervisory Service.

For Shinhan Bank, figures for the period ended September 30, 2006 are of the integrated Shinhan Bank, whereas figures for 2004 and 2005 are of the pre-merger Chohung Bank, the legally surviving entity.

2)	Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

3)	Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Card includes loans classified as “substandard,” “doubtful” and “estimated loss.”

Figures for the period ended September 30, 2006 include the credit card business of Chohung Bank that was spun-off and merged into Shinhan Card.

(6) Loan Loss Allowances & Write-offs for the period
(in millions of Korean Won)

			Jan. 1, 2006~	Jan. 1, 2005~	Jan. 1, 2004~
			Sept. 30, 2006	Dec. 31, 2005	Dec. 31, 2004

Shinhan Bank 1)	Loan Loss	Domestic	1,684,265	905,000	1,001,800
	Allowance	Overseas	60,849	27,600	51,200

		Total	1,745,112	932,600	1,053,000

	Write-offs		139,600	571,500	1,400,200
Jeju Bank	Loan Loss	Domestic	22,501	25,329	32,299
	Allowance	Overseas	—	—	—

		Total	22,501	25,329	32,299

	Write-offs		6,610	19,145	24,735
GM Shinhan Securities 2)	Loan Loss	Domestic	30,818	28,900	30,900
	Allowance	Overseas	—	—	—

		Total	30,818	28,900	30,900

	Write-offs		265	2,300	1,900
Shinhan Card	Loan Loss	Domestic	175,879	46,269	49,785
	Allowance	Overseas	—	—	—

		Total	175,879	46,269	49,785

	Write-offs		116,639	117,583	233,178

1)	2006 3Q figures are of the integrated Shinhan Bank, whereas figures for 2004 and 2005 are for pre-merger Chohung Bank, the legally surviving entity.

2)	The fiscal year of Good Morning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Good Morning Shinhan Securities are adjusted as follows: (i) from April 1, 2006 to September 30, 2006, (ii) from April 1, 2005 to March 31, 2006, and (iii) from April 1, 2004 to March 31, 2005.

3. Independent Accountant
Audit Opinion for the last 3 years

	2006 3Q	FY 2005	FY 2004

Audit / Review	Reviewed	Audited	Audited
Audit Opinion	—	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW)	Working hours

2006 3Q	KPMG Samjong Accounting Corp.	304,000,000	2,160 hours
2005	KPMG Samjong Accounting Corp.	288,000,000	3,073 hours
2004	KPMG Samjong Accounting Corp.	300,000,000	2,504 hours
Compensation for Services Other than Korean GAAP Audit and Review
     The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.

Contract
Year	signed in	Service description	Payment

2006 3Q	2005 Dec.	Audit of the Financial Statements based on US GAAP for FY2005	KRW 1,888,000,000

2005	Jan.	Audit of the Financial Statements based on US GAAP for FY2004	USD 2,000,000

	July	Settlement of taxation affairs	KRW 15,000,000

2004	Jan.	Consulting services for disclosure control and procedure & Internal control system	KRW 1,375,000,000

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors
     Our executive directors are as follows as of March 21, 2006:

Name	Date of Birth	Position	Service Term

Eung Chan Ra	Nov. 25, 1938	Chairman of BOD	3 years starting from March 25, 2004
Head of the Board Steering Committee

In Ho Lee	Nov. 2, 1943	President & CEO	3 years starting from March 25, 2004
Board Steering Committee member

Young Hwi Choi	Oct. 28, 1945	Executive Director	3 years starting from March 25, 2004
2) Non-Executive Directors
     Currently, twelve non-executive directors are in office. Of the twelve members, ten are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 21, 2006.
     Our non-executive directors are as follows:

Name	Date of Birth	Current Position	Service Term

Young Seok Choi	Jul. 2, 1929	Non-Executive Director	3 years starting from March 25, 2004
Audit Committee member

Yong Woong Yang	Aug. 4, 1948	Non-Executive Director	3 years starting from March 25, 2004

Il Sup Kim	Jul. 1, 1946	Outside Director	1 year starting from March 21, 2006
Head of Audit Committee
Compensation Committee member

Sang Yoon Lee	Sep. 13, 1942	Outside Director	1 year starting from March 21, 2006
Board Steering Committee member
Audit Committee member
Compensation Committee member

Yoon Soo Yoon	Mar. 5, 1946	Outside Director	1 year starting from March 21, 2006
Head of Compensation Committee
Risk Management Committee member

Shee Yul Ryoo	Sep. 5, 1938	Outside Director	1 year starting from March 21, 2006
Board Steering Committee member
Compensation Committee member
Head of Risk Management Committee

Byung Hun Park	Sep. 10, 1928	Outside Director	1 year starting from March 21, 2006
Board Steering Committee member

Young Hoon Choi	Nov. 8, 1928	Outside Director	1 year starting from March 21, 2006

Si Jong Kim	Apr. 16, 1937	Outside Director	1 year starting from March 21, 2006
Audit Committee member

Philippe Reynieix	Jun. 24, 1949	Outside Director	1 year starting from March 21, 2006
Risk Management Committee member

Haeng Nam Chung	Mar. 15, 1941	Outside Director	1 year starting from March 21, 2006

Myoung Soo Choi	Aug. 5, 1957	Outside Director	1 year starting from March 21, 2006
     For personal profiles of the outside directors, please refer to our current report on Form 6-K filed on February 24, 2006.

3) Executive Officers
    In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	Taking Charge of
Jae Woo Lee	July 2, 1950	Managing Director (Chief Operating Officer)	General Affairs Team, Public Relations Team, and Human Resources Team

Byung Jae Cho	Jan. 6, 1951	Managing Director (Chief Financial Officer)	Finance Planning Team, Risk Management Team, and Investor Relations Team

Jin Won Suh	April 20, 1951	Managing Director (Chief Strategy Officer)	Strategic Planning Team, Future Strategy & Management Team, and Information & Technology Planning Team,

Jae Woon Yoon	July 22, 1951	Managing Director (Group Synergy Officer)	Joint Procurement Team, Synergy Management Team, and Audit & Compliance Team
Stock Options
(As of November 8, 2006)

		No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
		Granted Options	Options	Options	Options
Guarantee		(A)	(B)	(C)	(D=A-B-C)
Granted in 2002	Management, Head of Department	864,576	244,511	—	620,065
Granted in 2003	Management, Head of Department	1,020,206	272,803	11,390	736,013
Granted in 2004	Management, Head of Department	1,258,923	82,900	15,200	1,160,823
Granted in 2005	Management, Head of Department, Outside Directors	2,695,200	—	70,500	2,624,700
Granted in 2006	Management, Head of Department, Outside Directors	3,296,200	—	3400	3,292,800
	Total	9,135,105	600,214	100,490	8,434,401
Employees

(As of September 30, 2006)
				Average Payment per
			Total Salaries and wages paid	person in 2006 3Q
	Number of	Average length of	in 2006 3Q	(in mil. of Korean
	Employees	Service	(in mil. of Korean Won)	Won)
Male	80	2 yrs 6mths	5,105	64
Female	19	2 yrs 9mths	650	34
Total	99	2 yrs 8mths	5,755	58

5. Activities of Board of Directors and sub-committees during 2006 3Q
Meetings of Board of Directors

Date		Agenda
Sept. 12, 2006	1.	Exclusion of Shinhan Bank’s Hong Kong subsidiary as a non-direct subsidiary
	-	Exclusion of Shinhan Bank’s Hong Kong subsidiary as a non-direct subsidiary, following its closing and transfer into Shinhan Bank’s branch	Approved

	2.	Issuance of Corporate Bond	Approved
	-	The 36th and 37th public issuance of Corporate Bonds (KRW 100 billion and KRW 500 billion)

	3.	Amendment of Risk Management Committee regulations	Approved
	-	Establishment of new article related to reporting items and changes in expressions related to resolution items etc

	4.	4th round of guideline amendments related to the providing and using of individual credit information etc.	Approved
	-	Amendment of related articles due to the launching of the integrated Shinhan Bank and changes in names of subsidiaries etc.

	5.	Amendment of regulations concerning evaluation and remuneration	Approved
	-	Execution of cash-compensation system related to long-term results and retirement allowances system for non-management directors

	6.	Alterations in remuneration for managing directors	Approved
	-	Alterations in remuneration for managing directors, including short-term merit pay etc.

	7.	Cancellation of previously granted stock options	Approved
	-	3 persons, 5,700 shares
Meetings of Compensation Committee

Date	Agenda
Sept. 12, 2006	1. Establishment of PU(Performance Unit) system management regulations	Approved
Meetings of Risk Management Committee

Date	Agenda
Sept. 12, 2006	1. Reporting Item: The group’s capital adequacy ratio and risk limit management by risk type etc.
For reference to details of past Board of Directors and sub-committee meetings for year 2006, please refer to our current report on Form 6-K filed on August 21, 2006.

6. Market Price Information of our Common Shares and ADRs
Common Share Traded on the Korea Exchange
(in Korean Won or number of shares)

	May 2006	June 2006	July 2006	Aug. 2006	Sept. 2006	Oct. 2006
Price per share
High	49,500	45,000	47,000	47,100	44,000	44,100
Low	43,400	40,400	43,750	43,350	42,100	41,450
Trading Volume	28,343,860	24,274,622	19,759,297	27,184,347	25,860,937	24,500,981
American Depositary Shares traded on the New York Stock Exchange
     Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.
(in US Dollars or number of shares)

	May 2006	June 2006	July 2006	Aug. 2006	Sept. 2006	Oct. 2006
Price per share
High	106.08	95.95	100.98	97.90	92.60	93.00
Low	89.03	81.15	90.51	89.89	88.95	86.56
Trading Volume	784,700	675,200	506,900	479,100	325,600	313,900

7. Related Party Transactions
Loans to Subsidiaries
(As of Sept. 30, 2006, in 100 millions of Korean Won)

						Beginning			Ending
		Origination		Funding	Lending	Balance			Balance
Borrower	Loan Type	date	Maturity date	Rate	Rate	Jan. 1 2006	Increase	Decrease	June 30, 2006
GMS Securities	Loans in KRW	2005-01-31	2010-07-31	4.59%	5.25%	700	—	—	700
Shinhan Bank	Privately Placed Bonds	2001-12-21	2008-03-21	7.12%	7.42%	500	—	500
Shinhan Card	Loans in KRW	2003-01-24	2006-01-24	5.19%	5.50%	500	—	500	—
Shinhan Card	Loans in KRW	2003-02-26	2006-02-26	4.99%	5.29%	2,000	—	2,000	—
Shinhan Card	Loans in KRW	2003-04-23	2009-04-23	5.47%	6.28%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	2003-05-23	2006-05-23	5.29%	5.59%	500	—	500	—
Shinhan Card	Loans in KRW	2003-06-24	2006-06-24	5.43%	5.73%	1,500	—	1,500
Shinhan Card 4)	Loans in KRW	2003-10-24	2006-10-24	4.63%	4.95%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	2005-03-18	2007-03-18	4.13%	4.49%	500	—	—	500
Shinhan Card	Loans in KRW	2005-03-18	2008-03-18	4.23%	4.54%	500	—	—	500
Shinhan Capital	Loans in KRW	2002-03-29	2007-04-04	7.47%	8.12%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-07-29	2007-07-29	6.30%	6.65%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-11-21	2007-11-21	5.88%	6.18%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-12-16	2007-12-16	5.96%	6.22%	200	—	—	200
Shinhan Capital	Loans in KRW	2003-01-24	2006-01-24	5.19%	5.54%	200	—	200	—
Shinhan Capital	Loans in KRW	2003-05-23	2006-05-23	5.29%	5.59%	500	—	500
Shinhan Capital	Loans in KRW	2003-06-24	2008-06-24	5.69%	5.95%	300	—	—	300
Shinhan Capital	Loans in KRW	2003-07-24	2006-07-24	5.55%	5.85%	300	—	300	—
Shinhan Capital	Loans in KRW	2003-07-24	2008-07-24	5.87%	6.13%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-03-24	2007-03-24	4.76%	5.16%	300	—	—	300
Shinhan Capital	Loans in KRW	2004-03-24	2009-03-24	5.11%	5.93%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-06-25	2009-06-25	4.93%	5.22%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-01-31	2008-01-31	4.21%	4.58%	300	—	—	300
Shinhan Capital	Loans in KRW	2005-03-18	2007-03-18	4.23%	4.49%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-05-09	2008-05-09	3.99%	4.33%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-12-16	2008-12-16	5.48%	5.67%	400	—	—	400
Jeju Bank 3)	Loans in KRW	2005-12-28	2011-01-28	5.74%	6.43%	200	—	200	—
Shinhan Capital	Loans in foreign currency	2003-12-30	2006-12-30	3M Libor +70bp	3M Libor +90bp	304	—	20	284
Shinhan Capital	Loans in foreign currency	2004-07-15	2007-06-15	3M Libor +70bp	3M Libor +90bp	405	—	27	378
Jeju Bank 1) 2)	Privately Placed Bonds	2004-05-07	2007-03-30	6.26%	—	31	—	31	—
Jeju Bank 2)	Privately Placed Bonds	2002-05-20	2008-01-20	7.25%	8.14%	200	—	200	—
Shinhan Card	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%	—	500	—	500
Shinhan Capital	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%	—	500	—	500
Shinhan Card	Loans in KRW	2006-02-27	2009-02-27	5.07%	5.23%	—	1,000	—	1,000
Shinhan Card	Loans in KRW	2006-04-24	2009-04-24	5.09%	5.22%	—	1,000	—	1,000

						Beginning			Ending
		Origination		Funding	Lending	Balance			Balance
Borrower	Loan Type	date	Maturity date	Rate	Rate	Jan. 1 2006	Increase	Decrease	June 30, 2006
GMS Securities	Loans in KRW	2006-07-31	2012-01-31	5.16%	5.64%	—	1,000	—	1,000
Shinhan Capital	Loans in KRW	2006-09-26	2011-09-26	4.91%	4.99%	—	500	—	500

Total						14,840	4,500	6,478	12,862

Note 1) Privately placed bonds, which were under complete ownership of Shinhan Bank when first issued in June 30, 2001, were acquired by SFG as of May 7, 2004.
Note 2) All privately placed bonds issued by Jeju Bank were redeemed on March 13, 2006.
Note 3) Loans were redeemed on July 3, 2006.
Note 4) Loans were redeemed on October 24, 2006.
Exhibit 99 Independent Accountant’s Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

	By	/s/ Byung Jae Cho
Name: Byung Jae Cho Title: Chief Financial Officer

Date : November 21, 2006